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                         UNITED STATES                        OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION        OMB Number: 3235-0058
                     Washington, D.C. 20549            Expires: January 31, 2005
                                                       Estimated average burden
                           FORM 12b-25                 hours per response...2.50

                                                             SEC FILE NUBMER

                                                             CUSIP NUMBER
                   NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K
               [_] Form 10-Q    [_] Form N-SAR

          For Period Ended: June 30, 2003

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

  [Read Instruction (on back page) Before Preparing Form. Please Print or Type]
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION


________________________________________________________________________________
Full Name of Registrant

DynTek, Inc.

________________________________________________________________________________
Former Name if Applicable



________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

18881 Von Karman Ave, Suite 250

________________________________________________________________________________
City, State and Zip Code

Irvine, CA   92612

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Additional financial information is pending that is necessary for finalizing the Registrants financial statements that will be included in the Registrants Form 10-K. Our annual report on Form 10-K will be filed as soon as is reasonably practicable following the prescribed due date. Additional time is necessary in order to provide a complete and accurate report.

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 SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           James Linesch                        949                798-7202
     ---------------------------------------------------------------------------
              (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  DynTek, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date September 29, 2003                         By   /s/ James Linesch
     ------------------                            -----------------------------
                                                   James Linesch
                                                   Chief Financial Officer


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                  DynTek, Inc.
                            Attachment to Form 12b-25


Part IV

         (3) The Registrant expects to report significant changes in its results of operations from the corresponding periods of the prior year. On December 27, 2001, the Company completed a merger with DynCorp Management Resources, Inc.
(DMR). The merger increased the company's revenues and operating costs during the second half of the fiscal year ended June 30, 2002.

         Primarily for the reasons cited above, the Registrant expects to report significant changes in their operations compared to the corresponding periods of the prior fiscal year. Due to the reasons cited above (Part III), until the audit is completed the registrant is unable to release estimates of its operating results for the fiscal year ended June 30, 2002 with which the Company is satisfied as to their accuracy.